UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
Online Resources Corporation

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
68273G101

(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 2, 2009

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

SCHEDULE 13D

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,067,470 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,067,470 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,067,470 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.3% (2)

14	TYPE OF REPORTING PERSON*

IA, OO
(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP”), Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF” and, together with TOP and SVOF, the “Funds”), which are the registered holders of shares of Common Stock and/or Series A-1 Redeemable Convertible Preferred Stock (“Preferred Stock”) of Online Resources Corporation beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on (a) 30,071,872 shares of Common Stock of Online Resources Corporation outstanding as of October 28, 2009, as reported by Online Resources Corporation in its Quarterly Report on Form 10-Q for the three months ended September 30, 2009 filed with the Securities and Exchange Commission on November 2, 2009, and (b) 4,621,570 shares of Common Stock of Online Resources Corporation into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	68273G101	Page	3	of	5
          This Amendment No. 9 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 2, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on November 5, 2007, Amendment No. 3 to Schedule 13D filed with the Commission on December 4, 2007, Amendment No. 4 to Schedule 13D filed with the Commission on August 5, 2008, Amendment No. 5 to Schedule 13D filed with the Commission on December 23, 2008, Amendment No. 6 to Schedule 13D filed with the Commission on February 3, 2009, Amendment No. 7 to Schedule 13D filed with the Commission on February 5, 2009 and Amendment No. 8 to Schedule 13D filed with the Commission on May 11, 2009 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Online Resources Corporation, a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 3. Source and Amount of Funds or Other Consideration.
          The information in Item 3 is hereby amended and supplemented as follows:
          This Statement relates to the acquisition by the Reporting Person (or its affiliates) from one or more sellers in the open market of 450,000 shares of Common Stock. The Reporting Person purchased the 450,000 shares of Common Stock for aggregate consideration of $2,281,432.55 (excluding brokerage commissions) using the sources of funds described in Item 4 of the Cover Page hereof.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and supplemented as follows:
           (a)-(b) As of the date of this filing, the Reporting Person is the beneficial owner of 8,067,470 shares of Common Stock, which constitute approximately 23.3% of the outstanding shares of Common Stock of the Issuer, based on (i) 30,071,872 shares of Common Stock outstanding as of October 28, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the three months ended September 30, 2009 filed with the Securities and Exchange Commission on November 2, 2009, and (ii) 4,621,570 shares of Common Stock into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1). TCP has sole voting and dispositive power over the shares.
          (c) The following transactions in Common Stock of the Issuer were open market purchases on the Nasdaq Global Select Market effected by the Reporting Person (or its affiliates) during the preceding (60) calendar days:

	Number of Shares
Date	Purchased by TOP	Price Per Share
11/2/09	330,100	$4.9742
11/3/09	18,731	$5.0636
11/4/09	101,169	$5.3831
          (d) SVOF, which is an affiliate of the Reporting Person, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,552,629 shares of Common Stock, which is more than 5% of the outstanding Common Stock of the Issuer. SVEF, which is an affiliate of the Reporting Person, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,920,941 shares of Common Stock, which is more than 5% of the outstanding Common Stock of the Issuer.

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          (e) Not applicable.
***

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SIGNATURE
          After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2009	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel & Chief Compliance Officer